May 9, 2006

Via Federal Express

Ms. Sara Kalin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Mobility Solutions, Inc.
Registration Statement on Form SB-2
First Filed on September 14, 2005
File No. 333-128323

Dear Ms. Kalin:

In connection with the above-referenced matter and on behalf of our client China Mobility Solutions, Inc. (the "Company"), we have enclosed two courtesy copies of Amendment No. 2 to the Company's registration statement (the "Registration Statement"), along with a copy marked to show changes from the Company's previous filing of Amendment No. 1 to the Registration Statement. This letter is in response to your letter to Ms. Angela Du, dated December 12, 2005. We will address your comments in the order in which they appear in your letter.

Registration Statement on Form SB-2

Selling Stockholders

1.	The Company acknowledges the Staff's comment and accordingly has (i) provided the material terms of the Placement Agency Agreement (the "Agreement") with Meyers Associates, L.P. on page 38 of the prospectus; and (ii) filed the Agreement as an exhibit to the Registration Statement (see Exhibit 10.8).

Legal Opinion

2.	The opinion letter of Phillips Nizer LLP has been filed as Exhibit 5.1 to the Registration Statement. Such opinion conforms to Staff Comment No. 2.

The Company believes that it has previously responded to all other comments contained in the Staff's letter dated December 12, 2005.

If the Staff desires any additional information, please do not hesitate to contact the undersigned at (212) 841-0707.

Very truly yours, PHILLPS NIZER LLP
/s/ Elliot H. Lutzker
Elliot H. Lutzker

Cc: Angela Du